Exhibit 2

NXP Announces Pricing of Senior Unsecured Notes Offering

EINDHOVEN, The Netherlands, Dec. 03, 2018 — NXP Semiconductors N.V. (NASDAQ:NXPI) (together with its subsidiaries, “NXP”) announced today the pricing of the previously announced offering by its subsidiaries NXP B.V. and NXP Funding LLC (together, the “Issuers”) of $1,000 million aggregate principal amount of senior unsecured notes due 2024 (the “2024 Notes”), $500 million aggregate principal amount of senior unsecured notes due 2026 (the “2026 Notes”) and $500 million aggregate principal amount of senior unsecured notes due 2028 (the “2028 Notes,” and together with the 2024 Notes and the 2026 Notes, the “Notes”) pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The 2024 Notes will bear interest at 4.875% per annum and will mature on March 1, 2024. Interest on the 2024 Notes will be payable semi-annually on March 1 and September 1 of each year, beginning on March 1, 2019. The 2026 Notes will bear interest at 5.350% per annum and will mature on March 1, 2026. Interest on the 2026 Notes will be payable semi-annually on March 1 and September 1 of each year, beginning on March 1, 2019. The 2028 Notes will bear interest at 5.550% per annum and will mature on December 1, 2028. Interest on the 2028 Notes will be payable semi-annually on June 1 and December 1 of each year, beginning on June 1, 2019.

The Notes will be fully and unconditionally guaranteed, jointly and severally, on a senior basis by NXP Semiconductors N.V. and certain of NXP’s wholly-owned subsidiaries located in the Netherlands and the United States (collectively, the “Notes Guarantors”) and will be structurally subordinated to the liabilities, including trade payables, of NXP’s subsidiaries that have not guaranteed the Notes. In addition, the Notes will be effectively junior to all secured debt of the Issuers and the Notes Guarantors, to the extent of the value of the assets securing such debt. The issuance of the Notes is expected to close on or around December 6, 2018, subject to customary closing conditions.

NXP intends to use a portion of the net proceeds of this offering to repay the $1,000 million aggregate principal amount outstanding under the senior unsecured bridge term credit facility agreement, dated as of September 19, 2018, among the Issuers, the lenders party thereto and Barclays Bank PLC, as administrative agent. NXP intends to use the remaining proceeds for general corporate purposes, which may include the repurchase of additional shares of its common stock.

The Notes will be offered in the United States to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-United States persons in compliance with Regulation S under the Securities Act. The Notes have not been registered under the Securities Act and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, qualification or exemption under the securities laws of any such jurisdiction.

No offer or sale of the Notes, as guaranteed by the Notes Guarantors, shall be made in any jurisdiction where such an offer or sale would be unlawful.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No. 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ:NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has over 30,000 employees in more than 30 countries and posted revenue of $9.26 billion in 2017.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance NXP’s debt at or before maturity to meet both NXP’s debt service and research and development and capital requirements; the ability to accurately estimate demand and match NXP’s production capacity accordingly or obtain supplies from third-party producers; the access to production from third-party outsourcing partners, and any events that might affect their business or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in NXP’s customers’ equipment and products; the ability to successfully hire and retain key management and senior product architects; and the ability to maintain good relationships with NXP’s suppliers. Readers are cautioned not to place undue reliance on forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements in the future. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s filings with the Securities and Exchange Commission. Copies of NXP’s filings with the Securities and Exchange Commission are available on NXP’s Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov. The information included on NXP’s website is not incorporated into this press release.

For further information, please contact:

Investors	Media
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com

+1 408 518 5411	+49 151 257 43 299